SunAmerica Asset Management, LLC
Harborside 5 185 Hudson Street Suite 3300 Jersey City, NJ 07311 www.aig.com
Christopher J. Tafone
Vice President SunAmerica Asset Management, LLC Associate General Counsel AIG Life & Retirement T +1 201 324 6390 F +1 201 324 6364 christopher.tafone@aig.com

January 28, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Jennifer Hardy

Re:	VALIC Company I (the “Registrant”)
Securities Act File No. 002-83631
Investment Company Act File No. 811-03738

Dear Ms. Hardy:

This letter responds to supplemental comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on January 24, 2020, and January 27, 2020, in connection with a letter filed by the Registrant on January 23, 2020, with respect to Staff comments (the “Response Letter”) received on Post-Effective Amendment No. 86 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 85 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “Amendment”). The Amendment contains the prospectus and statement of additional information (“SAI”) for the Global Strategy Fund (the “Fund”).

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding in italicized text. The Registrant’s responses to each comment are set out immediately under the restated comment. A Post-Effective Amendment to the Registration Statement, which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement will be filed separately. Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment or the Response Letter.

I.         General

Comment 1:	Please file your responses to the Staff’s comments as correspondence with the SEC via EDGAR.

Response 1:	The Registrant will respond as requested.

Comment 2:

Please note that the Staff cannot assess whether the Registrant’s changes are responsive to its comments without seeing revised disclosure. The Staff may have additional comments following its review. Please provide the proposed revised disclosure in response to the comments received on January 9, 2020.

Response 2:

The Registrant acknowledges the comment. The Registrant has provided below the proposed revised disclosure to the applicable comments received on January 9, 2020. In addition, attached hereto as Exhibit A and Exhibit B are revised investment strategies of the Fund with respect to Item 4 and Item 9, respectively.

Comment 5:     In the second sentence of the subsection entitled “Fund Summary: Global Strategy Fund – Principal Investment Strategies of the Fund,” please specifically spell out the name of the MSCI ACWI Index.

Response 5: Please see paragraph 2 of Exhibit A.

Comment 6:     In the subsection entitled “Fund Summary: Global Strategy Fund – Principal Investment Strategies of the Fund,” in regard to debt obligations, please disclose any requirement as to duration and if there are requirements as to duration, please provide a definition and an example of duration. For example, duration measures sensitivity to interest rates and not time and provide an example of duration (i.e., if the portfolio has a duration of 3 years and interest rates increase by 1% than the portfolio would decline in value by approximately 3%.) The example should be in response to Item 9 disclosure. Please also explain in the risk disclosure that a longer duration tends to mean a greater sensitivity to changes in interest rates which typically correspond to higher volatility and higher risk.

Response 6:    The Registrant submits that the Fund may invest in debt obligations of any duration and has revised the disclosure in the above-referenced subsection accordingly. Please see paragraph 7 of Exhibit A.

In addition, the Registrant has revised “Interest Rate Risk” to read as follows:

Interest Rate Fluctuations Risk. Fixed income securities may be subject to volatility due to changes in interest rates. Duration is a measure of interest rate risk that indicates how price-sensitive a bond is to changes in interest rates. Longer-term and lower coupon bonds tend to be more sensitive to changes in interest rates. Interest rates have been historically low, so the Fund faces a heightened risk that interest rates may rise. For example, a bond with a duration of three years will decrease in value by approximately 3% if interest rates increase by 1%. Recent and potential future changes in monetary policy made by central banks and/or their governments are likely to affect the level of interest rates.

Comment 7: In the subsection entitled “Fund Summary: Global Strategy Fund – Principal Investment Strategies of the Fund,” please provide examples of when the “mix of investments will be adjusted.”

Response 7: Please see paragraph 7 of Exhibit A.

Comment 8:    In the subsection entitled “Fund Summary: Global Strategy Fund – Principal Investment Strategies of the Fund,” please provide more details about how the debt and money market investments will be chosen for purchase and how the adviser determines when to sell an investment. Please briefly disclose these details in this subsection and in more detail in Item 9. Please also disclose how the adviser determines when the equity investments will be sold briefly in this subsection and in more detail in Item 9. Please describe the four investment style factors – quality, value, momentum and low volatility – in more detail in the Item 9 disclosure and discuss how these factors are weighted.

Response 8: Please see paragraphs 6 and 7 of Exhibit A. Please also see paragraphs 2 through 8 of Exhibit B.

Comment 9:    In the subsection entitled “Fund Summary: Global Strategy Fund – Principal Investment Strategies of the Fund,” please move the statement, “[i]f the value of the assets of the Fund goes down, you could lose money” to the subsection entitled “Fund Summary: Global Strategy Fund – Principal Risks of Investing in the Fund,” pursuant to Item 4(b)(1)(i) of Form N-1A.

Response 9: The Fund has revised the subsection entitled “Fund Summary: Global Strategy Fund – Principal Risks of Investing in the Fund” to read in relevant part (additions bolded and underlined):

Principal Risks of Investing in the Fund

As with any mutual fund, there can be no assurance that the Fund’s investment objective will be met or that the net return on an investment in the Fund will exceed what could have been obtained through other investment or savings vehicles. Shares of the Fund are not bank deposits and are not guaranteed or insured by any bank, government entity or the Federal Deposit Insurance Corporation. If the value of the assets of the Fund goes down, you could lose money.

The following is a summary of the principal risks of investing in the Fund.

Comment 12:    In the subsection entitled “Fund Summary: Global Strategy Fund – Principal Risks of Investing in the Fund – Derivatives Risk,” please discuss the risks from currency index futures contracts and financial futures contracts.

Response 12:    The Registrant has added “Futures Risk” to the subsections entitled “Fund Summary: Global Strategy Fund – Principal Risks of Investing in the Fund” and “Investment Glossary — Investment Risks” as follows:

Futures Risk. A futures contract is considered a derivative because it derives its value from the price of the underlying currency, security or financial index. The prices of futures contracts can be volatile and futures contracts may lack liquidity. In addition, there may be imperfect or even negative correlation between the price of a futures contract and the price of the underlying currency, security or financial index.

Comment 13:    In the subsection entitled “Fund Summary: Global Strategy Fund – Performance Information,” please provide the disclosure required by Item 4(b)(2); Instruction 2(b) of Form N-1A in regard to the blended index.

Response 13: The Registrant has added the following disclosure with respect to the blended index in the above-referenced subsection:

Fund management believes the blended index provides additional comparative performance information and represents the Fund’s overall investment strategies and portfolio composition.

Comment 14:    In the subsection entitled “Fund Summary: Global Strategy Fund – Purchases and Sales of Portfolio Shares,” please clarify what is meant by the statement, “[t]he prospectus (or other offering document) for your Variable Contract may contain additional information about purchase and redemptions of the Fund’s shares.” Please state whether the prospectus contains the information.

Response 14: The Registrant has revised the last sentence of the above-referenced subsection as follows (additions bolded and underlined; deletions in strikethrough text):

The prospectus (or other offering document) for your Variable Contract ~~may~~ contains additional information about purchases and redemptions of the Fund’s shares.

Comment 17:    In the seventh paragraph of the subsection entitled “Additional Information About the Fund’s Investment Objective, Strategies and Risks,” please provide more details regarding equity and debt investments. Please also explain in general terms how the Fund’s sub-adviser decides which securities to buy and sell (e.g., for an equity fund, discuss, if applicable, whether the fund emphasizes value or growth or blends the two approaches (see Item 9(b)(2) of Form N-1A)).

Response 17: Please see Exhibit B.

Comment 23:    In the second paragraph of the subsection entitled “Management – How VALIC is Paid for its Services,” please provide updated information in regard to the approval of the Investment Advisory Agreement, which is required to be reapproved on an annual basis.

Response 23:    The Registrant has revised the first sentence of the second paragraph in the above-referenced subsection to read as follows (additions bolded and underlined; deletions in strikethrough text):

A discussion of the basis for the Board of Directors’ approval of the investment advisory agreement will be ~~is~~ available in VC I’s semi-annual report for the period ended November 30, 201~~8~~9.

Comment 25:    The fee table states that only the advisory fee is being waived. Accordingly, in the last sentence of the subsection entitled “Management – How VALIC is Paid for its Services,” please delete the reference to “or reimbursing certain expenses” or revise the fee table disclosure accordingly. Please also describe the terms of the management fee waiver.

Response 25: The Registrant has revised the last paragraph of the above-referenced subsection to read (additions bolded and underlined; deletions in strikethrough text):

The Investment Advisory Agreement entered into with the Fund does not limit how much the Fund pays in monthly expenses each year. However, VALIC has contractually agreed to cap certain Fund expenses by waiving a portion of its advisory fee ~~or reimbursing certain expenses~~, as shown in the Annual Fund Operating Expenses table in the Fund’s Summary. The Fund’s Advisory Fee Waiver Agreement may be modified or discontinued prior to September 30, 2021, only with the approval of the Board of Directors of VC I, including a majority of the directors who are not “interested persons” of VC I as defined in the 1940 Act.

Comment 28: In the section entitled “Investment Restrictions,” please clarify what the phrase “and/or the prospectus of the issuing company” is referring to in the fourth paragraph.

Response 28: The Registrant has revised the first sentence of the fourth paragraph in the above-referenced section to read as follows (additions bolded and underlined):

In applying the limitations on investments in any one industry (concentration), the Fund may use industry classifications based, where applicable, on industry classification guides such as Baseline, Bridge Information Systems, Reuters, or S&P Stock Guide, Global Industry Classification Standard information obtained from Bloomberg L.P. and Moody’s International, or Barra, and/or the industry classifications set forth in the prospectus of the issuing company of the investment.

Comment 29:    In the subsection entitled “Investment Restrictions – Fundamental Investment Restrictions – Borrowing,” it states that “[t]he Fund may borrow money in amounts up to 33 1⁄3% of the value of its total assets for temporary or emergency purposes.” This language is not an accurate restatement of Section 18 limitations. Please add an explanatory note clarifying what is permitted by applicable law, including for temporary or emergency purposes, which is limited to 5%.

Response 29:    The Registrant submits that the above-referenced language accurately reflects the Fund’s fundamental investment restriction regarding borrowing and may only be changed with shareholder approval. The Registrant has, however, added the following explanatory note:

Notes: The 1940 Act permits the Fund to borrow money in amounts of up to one-third of the Fund’s total assets from banks for any purpose, and to borrow up to an additional 5% of the Fund’s total assets from banks or other lenders for temporary purposes. (The Fund’s total assets include the amounts being borrowed.) To limit the risks attendant to borrowing, the 1940 Act requires the Fund to maintain an “asset coverage” of at least 300% of the amount of its borrowings (other than the 5% temporary borrowings); provided that in the event that the Fund’s asset coverage falls below 300%, the Fund is required to reduce the amount of its borrowings so that it meets the 300% asset coverage threshold within three days (not including Sundays and holidays). Asset coverage means the ratio that the value of the Fund’s total assets (including amounts borrowed), minus liabilities other than borrowings, bears to the aggregate amount of all borrowings. Certain trading practices and investments may be considered borrowings and therefore subject to the 1940 Act restrictions. The investment restriction will be interpreted to permit the Fund to engage in trading practices and investments that may be considered borrowings to the extent consistent with the 1940 Act. Short-term credits necessary for the settlement of securities transactions and arrangements with respect to securities lending are not considered to be borrowings under the restriction. Practices and investments that may involve leverage but are not considered to be borrowings are not subject to the restriction.

Comment 30:    In the subsection entitled “Investment Restrictions – Fundamental Investment Restrictions – Concentration,” it states that the Fund “may not concentrate its investments.” Please add an explanatory note as to what concentration means (i.e., 25% or more in an industry).

Response 30: The Registrant has added the following explanatory note:

Notes: The 1940 Act does not define what constitutes “concentration” in an industry. The SEC staff has taken the position that investment of 25% or more of a fund’s total assets in one or more issuers conducting its principal activities in the same industry or group of industries constitutes concentration. It is possible that interpretations of concentration could change in the future. A fund that invests a significant percentage of its total assets in a single industry may be particularly susceptible to adverse events affecting that industry and may be riskier than a fund that does not concentrate in an industry. The fundamental investment restriction will be interpreted to refer to concentration as it may be determined from time to time. The fundamental investment restriction also will be interpreted to permit investment without limit in the following: securities of the U.S. government and its agencies or instrumentalities; securities of state, territory, possession or municipal governments and its authorities, agencies, instrumentalities or political subdivisions (other than private activity municipal debt securities whose principal and interest payments are derived principally from the revenues and the assets of a non-governmental user); and repurchase agreements collateralized by any of such obligations. Accordingly, issuers of the foregoing securities will not be considered members of any industry. Finally, the restriction will be interpreted to give broad authority to the Fund as to how to classify issuers within or among industries.

Comment 32:    In the subsection entitled “Investment Restrictions – Fundamental Investment Restrictions – Issuance of Senior Securities,” please add in an explanatory note as to what is permitted here and elsewhere where this language is used.

Comment 32: The Registrant has added the following explanatory note:

Notes: The 1940 Act prohibits the Fund from issuing “senior securities,” which are defined as Fund obligations that have a priority over the Fund’s shares with respect to the payment of dividends or the distribution of Fund assets, except that the Fund may borrow money in amounts of up to one-third of the Fund’s total assets from banks for any purpose. The Fund also may borrow up to an additional 5% of its total assets from banks or other lenders for temporary purposes, and these borrowings are not considered senior securities. The issuance of senior securities by the Fund can increase the speculative character of the Fund’s outstanding shares through leveraging. Leveraging of the Fund through the issuance of senior securities magnifies the potential for gain or loss on monies, because even though the Fund’s net assets remain the same, the total risk to investors is increased to the extent of the Fund’s gross assets. The fundamental investment restriction will be interpreted not to prevent collateral arrangements with respect to swaps, options, forward or futures contracts or other derivatives, or the posting of initial or variation margin.

Comment 3:

With respect to Response 3 of the Response Letter, please revise the subsection entitled “Fund Summary: Global Strategy Fund – Fees and Expenses of the Fund – Expense Example.” Form N-1A includes a line in the expense example for expenses if you did not redeem your shares. Since the example would be the same in both instances, the Registrant may alternatively add a sentence that the expense example would be the same if you did not redeem your shares.

Response 3:

The Registrant notes that Item 3; Instruction 4(f) of Form N-1A requires that a registrant “include the second 1-, 3-, 5-, and 10-year periods and related narrative explanation only if a sales charge (load) or other fee is charged upon redemption.” (Emphasis added). The Registrant submits that the Fund does not impose such sales charge or redemption fee, and therefore, it is not required to include the requested additional line in the expense example or related narrative explanation. Accordingly, the Registrant respectfully declines to make the requested change.

Comment 4:

In the subsection entitled “Fund Summary: Global Strategy Fund – Principal Investment Strategies of the Fund,” the Registrant discloses that at least 40% of the Fund’s net assets will be invested in foreign securities and that the Fund may invest up to 50% of its total assets in securities of issuers located in emerging markets. Please confirm that foreign securities do not include any company domiciled, incorporated, organized, headquartered or located and/or principally traded in the U.S., unless that company derives at least 50% of its revenues or profits from goods produced or sold, investments made or services performed in a country or countries outside the U.S. or has at least 50% of its assets in that country or countries.

Response 4:

The Registrant confirms that the foreign securities in which the Fund invests will not include any company domiciled, incorporated, organized, headquartered or located and/or principally traded in the U.S., unless that company derives at least 50% of its revenues or profits from goods produced or sold, investments made or services performed in a country or countries outside the U.S. or has at least 50% of its assets in that country or countries.

Comment 5:

With respect to Response 15 of the Response Letter, please revise the section entitled “Additional Information About the Fund’s Investment Objective, Strategies and Risks.” Form N-1A provides that the principal investment strategies and risk disclosure required by Item 4 of Form N-1A in the summary should be based on the information given in response to Item 9 of Form N-1A and should be a summary of that information. The Registrant’s position that it has disclosed everything about its principal investment strategies, investments and risks in the summary, indicates that the Registrant has not provided a summary as required by Form N-1A or followed the layered disclosure regime adopted by the Commission. Please provide disclosure responsive to each item of Item 9 of Form N-1A.

Response 5:	Please see Exhibit B.

Comment 6:

With respect to Response 16 of the Response Letter, the Staff disagrees. In the section entitled “Additional Information About the Fund’s Investment Objective, Strategies and Risks,” please more clearly indicate which are non-principal strategies, investments and risks and please revise the glossary consistent with the requirements of Item 9 of Form N-1A and make it clear that these are non-principal strategies and risks.

Response 6:

The Registrant has deleted the Fund’s non-principal strategies, investments and risks from the Prospectus and notes that they are already included in the SAI. The Registrant has revised the first paragraph of the section entitled “Additional Information About the Fund’s Investment Objective, Strategies and Risks” to read as follows (additions bolded and underlined; deletions in strikethrough text):

The Fund’s investment objective, principal investment strategies and principal risks are described in the Fund Summary. ~~In addition to the principal strategies described there, the Fund may from time-to-time invest in other securities and use other investment techniques. We have identified below those securities and techniques and the non-principal risks associated with them, if any.~~ Descriptions of ~~these~~ the Fund’s investments and risks are provided in the “Glossary” section under “Investment Terms” or “Investment Risks.”

The Registrant has also deleted the last paragraph in the subsection entitled “Additional Information About the Fund’s Investment Objective, Strategies and Risks.” See Exhibit B.

In addition, the Registrant has revised the first paragraph under the subsection entitled “Investment Glossary – Investment Terms” to read as follows (deletions in strikethrough text):

The Fund may utilize these investments and techniques as noted~~, though the investment or technique may not be a principal strategy~~.

The Registrant has deleted “Repurchase Agreements” from the subsection entitled “Investment Glossary – Investment Terms.” It has also deleted “Cybersecurity Risk” from the subsection entitled “Investment Glossary – Investment Risks.”

Comment 7:

With respect to Responses 18, 20 and 21 of the Response Letter, please identify non-principal strategies and risks as such if they are to remain in the Prospectus. Please do not include the non-principal strategies and risks with the principal strategies and risks.

Response 7:	Please see Response 6.

Comment 8:	With respect to Response 22 of the Response Letter, please clarify in the disclosure that the Fund does not intend to sell (write) credit default swaps.

Response 8:

Item 9(b)(1); Instruction 3 of Form N-1A states that “[a] negative strategy (e.g., a strategy not to invest in a particular type of security or not to borrow money) is not a principal investment strategy.” As the Fund does not intend to sell (write) credit default swaps, the Registrant respectfully declines to add the requested disclosure.

Comment 9:

With respect to Response 26 of the Response Letter, the Staff believes that the subsection entitled “Management – Additional Information about Fund Expenses – Commission Recapture Program” is confusing. Please revise the Commission Recapture Program disclosure to be in plain English.

Response 9:	The Registrant has revised the above-mentioned subsection to read (additions bolded and underlined; deletions in strikethrough text):

Commission Recapture Program. A commission recapture arrangement includes those arrangements under which products or services (other than execution of securities transactions) or commissions are recaptured for a client from or through a broker-dealer, in exchange for directing the client’s brokerage transactions to that broker-dealer. VC I’s Board of Directors has determined that a commission recapture arrangement with Capital Institutional Services, Inc. is in the best interest of the Fund and its shareholders. Through ~~a~~the commission recapture program, a portion of the Fund’s expenses have been reduced. “Other Expenses,” as reflected in the Annual Fund Operating Expenses in the Fund Summary, do not take into account this expense reduction and are therefore higher than the actual expenses of the Fund. For more information about the commission recapture program, see the SAI.

Comment 10:	With respect to Response 31, the Staff notes that investments can change. Accordingly, clarification is needed.

Response 10:

The Registrant submits that the Fund’s fundamental investment restriction with respect to concentration states that “[t]he Fund may not concentrate its investments in securities of issuers primarily engaged in any particular industry . . . or domestic bank money market instruments.” (emphasis added). The Registrant submits that the phrase “or domestic bank money market instruments” means that the Fund will not concentrate in these instruments, and the Registrant confirms that domestic bank money market instruments will not be excluded for concentration purposes with respect to the Fund. The Registrant believes that the disclosure as written is clear, and therefore, it respectfully declines to add an explanatory note.

Comment 11:

In the subsection entitled “Fund Summary: Global Strategy Fund - Performance Information” please clarify what “net” means. Please confirm that it is not the price return index and it cannot be net of dividends. You can have a carve out as set forth in Item 4 of Form N-1A which is (reflects reinvested dividends net of withholding taxes but reflects no deduction for fees, expenses or other taxes).

Response 11:

The Registrant submits that the MSCI ACWI Index (net) is the total return index. It has added the following disclosure to the subsection of the Prospectus currently entitled “Investment Glossary – About the Index”:

*    The net total return indexes reinvest dividends after the deduction of withholding taxes, using (for international indexes) a tax rate applicable to non-resident institutional investors who do not benefit from double taxation treaties.

Comment 12:

In the subsection entitled “Fund Summary: Global Strategy Fund - Performance Information,” the blended index is composed of the JPM GBI Global Index (unhedged) at 40% and the MSCI ACWI Index (net) at 60%. Please revise this subsection to delete the separate line item for JPM GBI Global Index (unhedged) in the table because the blended index includes the JPM GBI Global Index (unhedged).

Response 12:

Item 4(b)(2); Instruction 2(b) of Form N-1A permits a fund to “include, in addition to the required broad-based securities market index, information for one or more other indexes as permitted by Instruction 6 to Item 27(b)(7).” Instruction 6 to Item 27(b)(7) states that a fund “may compare its performance to an additional broad-based index . . . so long as the comparison is not misleading.” As the JPM GBI Global Index is a component of the blended index, the Registrant believes that showing the performance of the JPM GBI Global Index is helpful to investors. Accordingly, it respectfully declines to delete the above-referenced line item with respect to the index. The Registrant has, however, revised the first sentence of the subsection entitled “Fund Summary: Global Strategy Fund – Performance Information” to read as follows (additions bolded and underlined; deletions in strikethrough text):

The following Risk/Return Bar Chart and Table illustrate the risks of investing in the Fund by showing changes in the Fund’s performance from calendar year to calendar year and comparing the Fund’s average annual returns to those of the ~~MSCI ACWI~~ Index (net) and a blended index and each of its components.~~, which~~ The blended index is composed of the J.P. Morgan GBI Global Index (unhedged) (40%) and the ~~MSCI ACWI~~ Index (net) (60%).

In addition, the Registrant has added the following disclosure about the J.P. Morgan GBI Global Index in the subsection currently entitled “Investment Glossary – About the Index.”

The JPMorgan GBI Global Index (unhedged) measures local currency denominated fixed rate government debt issued in 13 developed markets countries. The developed markets consist of regularly traded, fixed rate, domestic government bonds that are available to international investors. The index includes only the most liquid developed markets and has been composed of 13 countries since inception.

*    *    *    *    *    *     *

Should you have any questions concerning the above, please call the undersigned at 201-324-6390.

Very truly yours,

/s/ Christopher J. Tafone

Christopher J. Tafone

Cc:	Kathleen D. Fuentes, Esq., SunAmerica Asset Management, LLC
Amber C. Kopp, Esq., SunAmerica Asset Management, LLC

Exhibit A

Principal Investment Strategies of the Fund

Under normal market conditions, the Fund invests in equity securities of companies in any country, fixed income (debt) securities of companies and governments of any country, and in money market securities. There are no minimum or maximum percentage targets for each asset class, though under normal market conditions, the Fund invests 50% to 80% of its assets in equity securities. Although the Fund seeks investments across a number of countries and sectors, from time to time, based on economic conditions, the Fund may have significant positions in particular countries or sectors.

The equity securities in which the Fund invests are primarily common stock of large- and mid-capitalization companies included in the ~~MSCI ACWI~~Morgan Stanley Capital International All Country World Index (the “Index”) and depositary receipts representing such stocks. As of ~~September 30~~December 31, 2019, the market capitalization range of the companies in the Index was approximately $~~61.7~~104 million to $~~1~~1.3 trillion. ~~The Fund may invest in debt obligations of any maturity, such as bonds, notes, bills and debentures. The mix of investments will be adjusted in an effort to capitalize on the total return potential produced by changing economic conditions throughout the world. Although the Fund seeks investments across a number of countries and sectors, from time to time, based on economic conditions, the Fund may have significant positions in particular countries or sectors.~~

~~There are no minimum or maximum percentage targets for each asset class, though under normal market conditions the Fund invests 50% to 80% of its assets in equity securities. Although the Fund may buy bonds rated in any category, including bonds that are rated below investment grade, it generally focuses on “investment grade” bonds.~~

With respect to ~~the Fund’s investments in~~ equity securities, the Fund seeks to achieve a lower level of risk and higher risk-adjusted performance than the Index over the long term through a rules-based multi-factor selection process employed by the Fund’s subadviser.

The subadviser’s selection process is designed to select stocks for the Fund that have favorable exposure to four investment style factors (commonly referred to as “smart beta”) – quality, value, momentum and low volatility. Factors are common characteristics that relate to a group of issuers or securities that are important in explaining the returns and risks of those issuers’ securities. The “quality” factor incorporates measurements such as return on equity, earnings variability, cash return on assets and leverage. The “value” factor incorporates measurements such as price to earnings, price to forward earnings, price to book value and dividend yield. The “momentum” factor incorporates measurements such as 6-month risk adjusted price momentum and 12-month risk-adjusted price momentum. The “low volatility” factor incorporates measurements such as historical beta (i.e., a measure of the volatility of a security relative to the total market).

~~In addition, under~~Under normal market conditions, the Fund will hold 600 to 700 of the common stocks in the Index. The subadviser will select such stocks on a semi-annual basis. The Fund employs a strategy to continue to hold stocks between its semi-annual selection of stocks, even if there are adverse developments concerning a particular stock, an industry, the economy or the stock market generally. The subadviser may reduce the position size of a stock or sell the stock at the time of the semi-annual selection process if the stock no longer has favorable exposure to the four investment style factors. The size of the companies in the Index changes with market conditions and the composition of the Index.

The debt obligations in which the Fund invests are primarily foreign and domestic sovereign debt obligations of any maturity and duration and may include bonds, notes, bills and debentures. Although the Fund may buy bonds rated in any category, including bonds that are rated below investment grade, it generally focuses on “investment grade” bonds. With respect to debt obligations and money market securities, the mix of investments will be adjusted in an effort to capitalize on the total return potential produced by changing market, political and economic conditions throughout the world. For example, the subadviser may adjust the Fund’s investments as a result of its independent analysis of countries, interest rates and exchange rates, among other factors. The subadviser may purchase a debt security when it believes the security is undervalued or will provide highly competitive rate yields. Conversely, the subadviser may consider selling a debt security when it believes the security has become fully valued due to either its price appreciation or changes in the issuer’s fundamentals, or when the subadviser believes another security is a more attractive investment opportunity. The Fund may allocate a significant portion of its assets to cash and cash equivalents to take advantage of investment opportunities as they arise, to manage volatility and for other portfolio management purposes.

Under normal market conditions, the Fund expects to invest at least 40% of its net assets in foreign securities, including foreign equity securities and foreign sovereign debt securities. Although the Fund generally invests in securities of issuers located in developed countries, the Fund may invest up to 50% of its total assets in securities of issuers located in emerging markets.

The Fund regularly uses various currency related transactions involving derivative instruments, including currency and cross currency forwards and currency and currency index futures contracts. The Fund may maintain significant positions in currency related derivative instruments as a hedging technique or to implement a currency investment strategy, which could expose a large amount of the Fund’s assets to obligations under these instruments. The Fund may also enter into various other transactions involving derivatives, including financial futures contracts (such as interest rate or bond futures) and swap agreements (which may include interest rate and credit default swaps). The use of these derivative transactions may allow the Fund to obtain net long or net negative (short) exposure to selected currencies. The Fund may use a portion of its cash and cash equivalents as collateral for derivatives.

In order to generate additional income, the Fund may lend portfolio securities to broker-dealers and other financial institutions provided that the value of the loaned securities does not exceed 30% of the Fund’s total assets. These loans earn income for the Fund and are collateralized by cash and securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities.

~~As with any mutual fund, there can be no assurance that the Fund’s investment objective will be met or that the net return on an investment in the Fund will exceed what could have been obtained through other investment or savings vehicles. Shares of the Fund are not~~

~~bank deposits and are not guaranteed or insured by any bank, government entity or the Federal Deposit Insurance Corporation. If the value of the assets of the Fund goes down, you could lose money.~~

Exhibit B

Global Strategy Fund

Under normal market conditions, the Fund invests in equity securities of companies in any country, fixed income (debt) securities of companies and governments of any country, and in money market securities to achieve its investment objective of total return.

In choosing equity securities, Franklin Advisers, the Fund’s subadviser, seeks to achieve a lower level of risk and higher risk-adjusted performance than the Index over the long term through a rules-based multi-factor selection process. Franklin Advisers selects stocks from the Index for the Fund that have favorable exposure to the following four investment style factors (commonly referred to as “smart beta”):

Quality: This factor utilizes traditional financial statement analysis in an attempt to capture companies with high profitability, strong balance sheets, low earnings variability and efficiency in use of assets.

Value: This factor identifies companies that are attractively valued and poised for strong performance by incorporating measurements such as price to earnings, price to forward earnings, price to book value and dividend yield.

Momentum: This factor identifies investment trends and seeks to avoid value traps by incorporating measurements such as 6-month risk adjusted price momentum and 12-month risk-adjusted price momentum.

Low Volatility: This factor identifies companies that exhibit lower risk relative to the market by incorporating measurements such as historical beta.

During the stock selection process, Franklin Advisers assigns weights to each of the investment style factors as follows to construct the Fund’s portfolio: 50% to Quality; 30% to Value; 10% to Momentum; and 10% to Low Volatility. These factor weights are then used to score each stock in the Index. Only stocks that score in the top 25% will be included in the Fund’s portfolio. Franklin Advisers limits the position size of a stock to 1% of the Fund’s portfolio so that no one issuer has an outsized impact on overall Fund performance. Franklin Advisers rebalances the Fund’s portfolio on a semi-annual basis based on the investment style factors, and will continue to hold stocks between its semi-annual selection of stocks, even if there are adverse developments concerning a particular stock, an industry, the economy or the stock market generally. The subadviser may reduce the position size of a stock or sell the stock at the time of the semi-annual selection process if the stock no longer has favorable exposure to the four investment style factors as a result of its score decreasing.

In choosing debt investments, Franklin Advisers primarily invests the Fund’s assets in foreign and domestic sovereign debt obligations and allocates ~~its~~the Fund’s assets among issuers, geographic regions, and currencies based upon its assessment of relative interest rates among currencies, Franklin Advisers’ outlook for changes in interest rates, and credit risks. The Fund may invest in debt securities that are rated below investment grade or, if unrated, determined by the subadviser to be of comparable quality, including high yield debt securities and debt securities that are in default at the time of purchase. Many debt securities of non-U.S. issuers, and especially emerging market issuers, are rated below investment grade or are unrated so that their selection depends on the subadviser’s internal analysis. The subadviser may purchase a debt security when it believes the security is undervalued or will provide highly competitive rate yields. Conversely, the subadviser may consider selling a debt security when it believes the security has become fully valued due to either its price appreciation or changes in the issuer’s fundamentals, or when the subadviser believes another security is a more attractive investment opportunity. The Fund may allocate a significant portion of its assets to cash and cash equivalents to take advantage of investment opportunities as they arise, to manage volatility and for other portfolio management purposes.

Franklin Advisers may, on behalf of the Fund, enter into various currency related transactions involving derivative instruments, including currency and cross currency forwards, and currency and currency index futures contracts (such futures will be limited to 5% of total fund assets). The use of these derivatives may allow the Fund to obtain exposure to selected currencies. These derivative instruments may be used for hedging purposes, to enhance Fund returns, to obtain exposure to various market sectors or for investment purposes. The Fund may use a portion of its cash and cash equivalents as collateral for derivatives.

~~The Fund is also subject to the following additional risk: Cybersecurity Risk.~~